

15045677

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 25 2015

Washington DC
404

SEC FILE NUMBER
8- 10938

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2014___ AND ENDING ___12/31/2014___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DUPREE & COMPANY INC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 SOUTH MILL STREET, STE 100

(No. and Street)

LEXINGTON   KY   40507-1683

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALLEN E GRIMES IIII   (859) 254-7741

                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEAN DORTON ALLEN FORD, PLLC

(Name – *if individual, state last, first, middle name*)

106 WEST VINE STREET STE 600	LEXINGTON	KY	40507
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ALLEN E GRIMES IIII _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUPREE & COMPANY INC _____ , as of DECEMBER 31, _____ , 20 14 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____

_____

_____

$C.E.J.2$

Signature

Presiden†

Title

Jerry A. Moore #522928 _exp. Nov. 12, 2018_
                Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DUPREE & COMPANY, INC.
Financial Statements and
Supplementary Information

Year Ended December 31, 2014
with Report of Independent Auditors

CONTENTS



DEAN DORTON ALLEN FORD, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We have audited the accompanying statement of financial condition of Dupree & Company, Inc. (the Company) as of December 31, 2014, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dean Dorton Allen Ford, PLLC

February 20, 2015
Lexington, Kentucky

106 W. Vine Street, Suite 600 · Lexington, KY 40507 · 859-255-2341 **phone** · 859-255-0125 **fax**
500 W. Jefferson Street, Suite 1400 · Louisville, KY 40202 · 502-589-6050 **phone** · 502-581-9016 **fax**   deandorton.com

DUPREE & COMPANY, INC.

Statement of Financial Condition

December 31, 2014

	2014
Assets	
Current assets:	
Cash and cash equivalents	$ 241,544
Accounts receivable	621,194
Prepaid expenses	26,339
Total current assets	889,077
Trading securities, at market	14,388
Notes receivable	112,000
Property and equipment, net	80,202
Total assets	$ 1,095,667
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$ 9,044
Notes payable	56,000
Accrued expenses	11,013
Total liabilities	76,057
Stockholders' equity:	
Common stock, no par value, 6,800 shares authorized, issued and outstanding, 68 shares voting and 6,732 shares nonvoting	68,000
Additional paid-in capital	4,406
Retained earnings	947,204
Total stockholders' equity	1,019,610
Total liabilities and stockholders' equity	$ 1,095,667

See accompanying notes.

DUPREE & COMPANY, INC.

Statement of Income

Year ended December 31, 2014

	2014
Revenue:	
Investment advisory and transfer agent fees	$ 7,180,175
Interest	676
Unrealized gain on trading securities	2,448
Total revenue	7,183,299
Expenses:	
Salaries	2,752,073
Taxes and licenses	234,019
Professional fees	281,281
Shareholder maintenance and dealer agreements	169,877
Insurance	108,988
Rent	98,412
Marketing	39,227
Dues and subscriptions	80,464
Maintenance and repairs	46,269
Office supplies and expenses	32,775
Travel and entertainment	14,724
Depreciation	14,192
Bank service charges	11,635
Regulatory fees	13,885
Telephone	9,476
Postage and shipping	6,632
Contributions	5,525
Other operating expenses	195
Total expenses	3,919,649
Net income	$ 3,263,650

See accompanying notes.

DUPREE & COMPANY, INC.

Statement of Changes in Stockholders' Equity

Year ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2013	$ 68,000	$ 4,406	$ 882,460	$ 954,866
Net income	-	-	3,263,650	3,263,650
Dividends	-	-	(3,198,906)	(3,198,906)
Balances, December 31, 2014	$ 68,000	$ 4,406	$ 947,204	$ 1,019,610

See accompanying notes.

6

DUPREE & COMPANY, INC.

Statement of Cash Flows

Year ended December 31, 2014

		2014
Cash flows from operating activities:		
Net income	$	3,263,650
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain on trading securities		(2,448)
Depreciation		14,192
Increase (decrease) in cash and cash equivalents due to changes in:		
Accounts receivable		(30,064)
Prepaid expenses		(10,853)
Accounts payable		(734)
Accrued expenses		(60)
Net cash provided by operating activities		3,233,683
Cash flows from investing activities:		
Purchase of property and equipment		(35,521)
Payments on notes payable		(56,000)
Net cash used in investing activities		(91,521)
Cash flows from financing activities:		
Dividend distributions		(3,198,906)
Net cash used in financing activities		(3,198,906)
Net decrease in cash and cash equivalents		(56,744)
Cash and cash equivalents, beginning of year		298,288
Cash and cash equivalents, end of year	$	241,544
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	111,873
Non cash investing activities:		
Commitment related to educational loan to employee	$	112,000

See accompanying notes.

1. Description of the Organization

Dupree & Company, Inc. (the Company), a Kentucky corporation, was organized in 1962 for the purpose of being a securities broker. The Company is now exclusively engaged in investment advisory and transfer agent services for Dupree Mutual Funds (the Funds), a related party (see Note 6).

2. Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The following is a summary of the significant accounting policies consistently followed by the Company in the preparation of its financial statements:

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less. At times, balances in the Company's cash accounts may exceed Federal Deposit Insurance Corporation insured levels. The Company has not experienced any losses on such accounts. Management believes the Company is not exposed to any significant risk on bank deposits.

Accounts Receivable

Accounts receivable consist of amounts due from the Funds, primarily for fees billed for investment advisory and transfer agent services and are generally unsecured. The Company's management considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is considered necessary. If amounts become uncollectible, they will be charged to operations when the determination is made. If amounts previously written off are collected, they will be credited to income when received.

Trading Securities

Trading securities, which includes equity securities with readily determinable fair values, are measured at fair value in the statements of financial condition. Trading securities are bought and held primarily for purposes of selling them in the near term, reflect active and frequent buying and selling, and are generally used with the objective of generating profits on short-term differences in price.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using both the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter. The gain or loss on the sale of property and equipment is recorded in the year of disposition. The Company has a capitalization threshold of $500. Repairs and maintenance costs are expensed as incurred.

2. **Summary of Significant Accounting Policies, continued**

Property and Equipment, continued

Depreciation expense during 2014 was $14,192.   The Company has no planned major maintenance activities.

Accrued Compensated Absences

Employees are required to use all their sick days, vacation days, and personal days during the year, with no carryover to the next business year.   As such, no accrual for compensated absences is required.

Revenue Recognition

The majority of the Company's revenues are derived from investment advisory and transfer agent fees.   The investment advisory and transfer agent fees are billed monthly and recorded as revenue when earned. Interest income is recorded in the year in which it is earned.

Marketing Expense

The Company expenses all costs associated with marketing shares of the Funds as they are incurred. Marketing expense was $39,227 for the year ended December 31, 2014.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under Subchapter S of the Internal Revenue Code.   Accordingly, the stockholders report their respective shares of federal income or loss on their own tax returns.   Because of the Company's tax status, the financial statements do not reflect a federal tax provision or any related tax assets and liabilities.   Federal income taxes will be paid by the Company's stockholders.   State and local taxes of $11,013, however, have been accrued as of December 31, 2014.

Management has evaluated the Company's tax positions and concluded that the Company has taken no material uncertain tax positions that require adjustment to the financial statements.   With few exceptions, the Company is no longer subject to income tax examination by the U.S. federal, state or local tax authorities for years before 2011.

Subsequent Events

Subsequent events occurring after the date of this report have been evaluated for potential impact to this report through the date the financial statements were issued.   There were no subsequent events to report that would have a material on Dupree & Company's financial statements.

3. **Trading Securities**

Trading securities consist of the following as of December 31, 2014:

	Market	Cost
NASDAQ Stock, 300 shares	$ 14,388	$ 2,200

The Company has determined the fair value of its trading securities through application of GAAP. Trading securities valued using Level 1 inputs are based on unadjusted quoted market prices within active markets. Trading securities valued using Level 2 inputs are based primarily on quoted prices for similar trading securities in active or inactive markets. Trading securities valued using Level 3 inputs are primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the trading security. Valuation techniques utilized to determine fair value are consistently applied.

	Fair Value Measurements at Reporting Date Using			
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
December 31, 2014				
Trading securities	$ 14,388	$ 14,388	$ -	$ -

The following is a description of the valuation methodology used for assets measured at fair value. There were no changes in the methodology used to measure fair value during the year ended December 31, 2014.

Trading securities: Valued at the closing price reported on the active market on which the individual securities are traded.

4. Property and Equipment

Property and equipment consists of the following as of December 31, 2014:

	2014
Office furniture and equipment	$ 627,721
Leasehold improvements	28,224
	655,945
Less accumulated depreciation	(575,743)
Property and equipment, net	$ 80,202

5. Net Capital and Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2014, the Company had net capital as defined by Rule 15c3-1 of $653,027, which was $403,027 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0 to 1.

6. Investment Advisory and Transfer Agent Fees

The Company serves as the investment advisor and transfer agent pursuant to an investment advisory agreement (the Agreement), renewed November 1, 2014, for the Dupree Mutual Funds Kentucky Tax-Free Income Series, a no load, mutual fund. The Agreement will continue in effect until October 31, 2016 and thereafter for annual periods, if renewed.

6. Investment Advisory and Transfer Agent Fees, continued

The Company also serves as the investment advisor pursuant to investment advisory agreements renewed November 1, 2014, which remain in effect until October 31, 2016 and thereafter for annual periods, if renewed, for the following funds:

- Dupree Mutual Funds Kentucky Tax-Free Short-to-Medium Series
- Dupree Mutual Funds Intermediate Government Bond Series
- Dupree Mutual Funds Tennessee Tax-Free Income Series
- Dupree Mutual Funds Tennessee Short-to-Medium Series
- Dupree Mutual Funds North Carolina Tax-Free Income Series
- Dupree Mutual Funds North Carolina Short-to-Medium Series
- Dupree Mutual Funds Alabama Tax-Free Income Series
- Dupree Mutual Funds Mississippi Tax-Free Income Series
- Dupree Mutual Funds Taxable Municipal Bond Series

Subject to the direction of the trustees of the Funds, the Company is to provide the Funds with investment supervisory services, office space and facilities, sales and promotional expenses, and corporate administration. As compensation for services rendered, facilities furnished, and expenses paid or assumed, the Company is to receive a fee at the annual rate of 0.50% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value up to $100,000,000 in assets, 0.45% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $100,000,001 to $150,000,000, 0.40% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $150,000,001 to $500,000,000, 0.35% of the average daily net asset value from $500,000,001 to $750,000,000, 0.30% of the average daily net asset value from $750,000,001 to $1,000,000,000, and 0.25% of the average daily net asset value in excess of $1,000,000,000. For 2014, the Company waived investment advisory fees of $38,762, which are excluded from investment advisory and transfer agent fees in the accompanying statement of income.

The Company also serves as the transfer agent and dividend-disbursing agent for the Funds pursuant to an agreement dated November 1, 1997, and subsequently amended thereafter. The agreement may be terminated by either party by giving ninety days written notice. The fee for this service is calculated daily at a rate of 1/365 of 0.15% on the first $20,000,000 of net assets and 1/365 of 0.12% of net assets over $20,000,000. Additionally, the Funds reimburse the Company for out-of-pocket expenses incurred on behalf of the Funds. The expenses include, but are not necessarily limited to, postage, insurance, telephone charges, and cost of forms.

7. Employee Benefit Plan

The Company sponsors a 401(k) plan (the Plan) for all eligible employees. The Plan specifies that employees can make contributions of up to 25% of their compensation to a maximum contribution of $17,500, plus any applicable catch-up contributions, in 2014. The Company does not match employee contributions.

8. Contingencies and Commitments

Rental Obligations

The Company leases its present office space under a non-cancelable lease which expires October 31, 2018.

The aggregate annual rentals for this office space are:

Year ending December 31,

2015	$	97,791
2016		99,739
2017		101,732
2018		86,160
	$	385,422

Rental expense charged to operations for 2014 was $98,412.

Employment Agreements

Under an employment agreement, the Company is obligated to pay a retired employee as a consultant $46,200 a year until death.

The Company entered into an employment agreement (the Agreement) with an officer of the Company. The term of the Agreement is from February 1, 2012 through February 1, 2017. Under the Agreement, the officer is to receive a base salary, subject to adjustment up or down semi-annually by the same percentage as the Company's gross management fees either increase or decrease measured as of June 30 and December 31 of each year, provided however, that the officer's base salary shall not be reduced by more than 3.5% from one year to the next, as well as additional compensation and performance bonuses.

Service Agreement

In June 2010, the Company entered into a service agreement with Sungard Shareholder Systems (Sungard). The Company began utilizing Sungard's transfer agent software once it became fully functional in 2011. The Company agreed to pay a minimum of $9,333 per month for usage and processing fees associated with the technology system. The service agreement expires in 2015 and may be renewed on a year-by-year basis following expiration.

8. **Contingencies and Commitments, continued**

Education Loan

In the year ended December 31, 2014, the Company began providing an education loan to an employee in the amount of $112,000. The loan is unsecured, non-interest bearing and shall be forgiven after two years of employment following graduation. The remaining balance to be paid as of December 31, 2014 is $56,000.

9. **Concentrations and Credit Risks**

The Company derives a major portion of its revenue from the Funds. During 2014, revenues from the Funds aggregated $7,180,175. As of December 31, 2014, amounts due from the Funds included in accounts receivable were $621,194.

DUPREE & COMPANY, INC.

Schedule I - Computation of Net Capital
under SEC Rule 15c3-1

December 31, 2014

	Computations per Part IIA Form X-17A-5 (Unaudited)	Computations per Audit
Net Capital		
Stockholders' equity	$ 1,019,610	$ 1,019,610
Deductions/charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	80,202	80,202
Other assets	284,098	284,098
Net capital before haircuts on securities positions	364,300	364,300
Haircuts on securities:		
Other securities	2,283	2,283
Net capital	653,027	653,027
Minimum net capital required:		
6 2/3% of aggregate indebtedness or $250,000, whichever is greater	250,000	250,000
Excess net capital	$ 403,027	$ 403,027
Aggregate Indebtedness		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses	$ -	$ 76,057
Total aggregate indebtedness	$ -	$ 76,057
Ratio of aggregate indebtedness to net capital	0 to 1	.1165 to 1

Except as noted above, there are no material differences between the preceding computations and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2014.

See report of independent registered public accounting firm.

DUPREE & COMPANY, INC.

Schedule II - Computation for Determination of Reserve Requirements under SEC Rule 15c3-3

December 31, 2014

Dupree & Company, Inc. claims an exemption from Rule 15c3-3 under Section (k)(1).

DUPREE & COMPANY, INC.

Schedule III - Information Relating to Possession or
Control Requirements under SEC Rule 15c3-3

December 31, 2014

Dupree & Company, Inc. claims an exemption from Rule 15c3-3 under Section (k)(1).



DEAN DORTON ALLEN FORD, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We have reviewed management's statements, included in the accompanying Management Exemption Report under SEC Rule 15c3-3, in which *(a)* Dupree & Company, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and *(b)* the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dean Dorton Allen Ford, PLLC

February 20, 2015
Lexington, Kentucky

106 W. Vine Street, Suite 600 • Lexington, KY 40507 • 859-255-2341 **phone** • 859-255-0125 **fax**
500 W. Jefferson Street, Suite 1400 • Louisville, KY 40202 • 502-589-6050 **phone** • 502-581-9016 **fax**
deandorton.com

DUPREE & COMPANY, INC.

Management Exemption Report under SEC Rule 15c3-3

December 31, 2014

Dupree & Company, Inc. (the Company) claims an exemption under SEC Rule 15c3-3(k)(1)-Limited business (mutual funds and/or variable annuities only). The Company affirmatively states that it has met all provisions of the aforesaid exemption throughout the year ended December 31, 2014 without exception.

_____

Allen E. Grimes, III, President

February 20, 2015
_____

Date